

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via E-mail
Daniel L. Jablonsky
Senior Vice President, Secretary and General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503

> **Re:** **DigitalGlobe, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 10, 2012**
> **File No. 333-183646**

Dear Mr. Jablonsky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Forecasts, page 86

1. We note your disclosure at the bottom of page 88 that the inclusion of prospective financial information is not to be deemed an admission or representation that it is viewed as material information. However, because this information was used by the financial advisors to arrive at a fairness conclusion and by the boards to evaluate the transaction, it appears this statement is inappropriate. Please remove this disclosure.

Equity Research Price Target Analysis, page 99

2. We note your response to comment 5 from our letter dated September 25, 2012. You disclose the target prices for GeoEye. Please disclose the time period for these targets. In this regard, we note your disclosures on pages 111 and 126 disclose the time periods.

Annexes H and J – Opinions of Morgan Stanley and Stone Key Partners

3.   We note your responses to comments 21 and 22 from our letter dated September 25, 2012. Although you do not use the terms "only" and "solely," the opinions state they may not be used for any other purpose without the consent of the opiner. Please advise us supplementally whether stockholders are free to consider and rely on the opinion.

        You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director